
AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

April 9, 2007


SEC MAIL
RECEIVED
PROCESSING
APR 16 2007
WASH, D.C.
186
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Reply in Support of Citation of Supplemental Authority** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth


07050571

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Case No.: 3:06-cv-00943-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	
Defendants.	)	

REPLY IN SUPPORT OF CITATION OF SUPPLEMENTAL AUTHORITY

On March 8, 2007, defendants filed a Notice of Supplemental Authority to bring to this Court's attention the recent decision in Spurgeon v. Pacific Life Ins. Co., No. 06-983 (Mar. 6, 2007 S.D. Ill.), a case that shares the procedural history of this case in all respects relevant to the motions pending before this Court. In Spurgeon, Judge Reagan denied plaintiffs' motion to remand and dismissed the case, with prejudice, as precluded by the Securities Litigation Uniform Standards Act of 1998.

On March 21, 2007, plaintiffs filed a Response to Defendants' Notice of Supplemental Authority ("Plaintiffs' Response"). Defendants respectfully submit the following memorandum in reply.

Plaintiffs' Response acknowledges for the first time that it was "the 2006 remand orders" (including this Court's November 29, 2006 remand order) that "put the cases back in state court which is the only place from which a case may be removed to federal court." (Pls' Resp. at p. 4.) Plaintiffs also concede, as they must, that a court "may typically revisit an earlier decision in litigation on the basis of a change in the law" (id. at p. 5), and they do not quarrel with the indisputable fact that Dabit marked such a change. Given these admissions, and the Seventh Circuit's consistent rulings that nothing precludes successive removals "when intervening events justify that step" (Midlock v. Apple Vacations West, Inc., 406 F.3d 453, 457 (7th Cir. 2005); Benson v. SI Handling Systems, Inc., 188 F.3d 780, 783 (7th Cir. 1999)), there would appear to be nothing left of plaintiffs' pending motion to remand since, as Judge Reagan observed in Spurgeon, "the law of this Circuit recognizes that certain 'new developments,' such as changes in or clarifications to existing law, may permit a second or successive removal." (Mar. 6, 2007 Spurgeon Memo. and Order at p. 5.)

Plaintiffs argue, however, that Midlock and Benson should be read to mean not what they say, but rather that re-removal is permissible only where there are entirely "fresh grounds" presenting a "previously unavailable basis for removal" (which plaintiffs contend is not the case here, despite Dabit), and that re-removal under any other circumstances purportedly constitutes reconsideration "in 'an appellate way'" prohibited by Section 1447(d). (Pls' Resp. at p. 6.) Then, having purported to distinguish Midlock, plaintiffs reverse field and contend that Midlock somehow "does not survive" the Supreme Court's decision in Kircher III, and therefore should not be followed by this Court. (Id. at p. 6.) But Midlock (as well as Benson, which plaintiffs all but ignore) *cannot* be reconciled with plaintiffs' position, and it most certainly was *not* overruled by anything in Kircher III, 126 S. Ct. 2145.

In Midlock, the defendants' "ground [for re-removal] was the same" as that on which an earlier removal had been predicated, *i.e.*, that a non-diverse defendant purportedly had been fraudulently joined. No new, controlling case law warranting re-removal was alleged to have intervened, nor were any events alleged to have occurred in the interim which demonstrated the allegedly fraudulent nature of the joinder. Notwithstanding this identity of the grounds for the first and second removals, the Seventh Circuit squarely held that the re-removal was *not* barred by Section 1447(d). Midlock, 406 F.3d at 456 (re-removal was not impermissible "as plaintiff seems to think, because Section 1447(d) states that an order of remand...'is not reviewable on appeal or *otherwise*'" since courts have held that "the provision does not preclude successive removals"). Rather, the second removal in Midlock was barred only by the doctrine of law of the case, since nothing of significance had changed between the successive removals. Id. at 457.

Midlock thus holds that Section 1447(d) does not preclude re-removals -- *even re-removals on the very same grounds* -- and that the only bar to such re-removals is the doctrine of law of the case.[1] As defendants have previously demonstrated (and as plaintiffs now acknowledge) the doctrine of law of a case has no application where a new, controlling decision shows that a prior ruling was erroneous. See Midlock, 406 F.3d at 457 ("the first remand, because it establishes the law of the case, 'may be revisited only when intervening events justify that step'" (quoting Benson, 188 F.3d at 783)); see also Santamarina v. Sears, 466 F.3d 570, 572 (7th Cir. 2006) ("the law of the case . . . authorizes . . . reconsideration if there is a . . . change in, or clarification of, law that makes clear that the earlier ruling was erroneous"); Tice v. American Airlines, Inc., 373 F.3d 851, 854 (7th Cir. 2004) (the law of the case doctrine "is not hard and

[1] Plaintiffs contend that the Seventh Circuit's ruling in this regard was dictum. That contention is incorrect. Midlock came before the Court on review of an order sanctioning the defendants' counsel for a frivolous and improper re-removal of a case to the wrong federal district court. In that setting, the Court was called upon to "undertake an objective inquiry into whether the party or his counsel 'should have known that his position is groundless.'" Burda v. M. Ecker Co., 2 F.3d 769, 774 (7th Cir. 1993). The Court's determination that the re-removal was not barred by Section 1447(d) was a factor weighing in the Court's decision whether to affirm the award of sanctions, just as was the Court's conclusion that the law of the case doctrine forecloses re-removals "if nothing of significance changes between the first and second tries." *Id.*, citing Benson, 188 F.3d at 783. Moreover, as plaintiffs in the instant case admit, *both* Judges Murphy and Reagan have now rejected plaintiffs' argument that Section 1447(d) precludes re-removal, and they have done so "in the belief that it is a position foreclosed by Midlock" and related cases. (Pls' Resp. at p. 5.)

fast, and so a party is free to argue that an intervening change in law or other changed or special circumstance warrants a departure"), cited in Defendants' Jan. 29, 2007 Memorandum in Opposition to Plaintiffs' Motion to Remand.[2]

Plaintiffs' argument that Kircher III is somehow inconsistent with Midlock is patently wrong. Plaintiffs' argument is based entirely on the premise that the Supreme Court held in Kircher III that a state court, following remand of a case removed under SLUSA, is powerless to revisit the remand decision because doing so would constitute "review...in an appellate way" precluded by Section 1447(d). (Pls' Resp. at p. 6.) From this premise, plaintiffs reason that since a state court (ostensibly) cannot "review" a prior district court remand order, a district court may not do so on re-removal. But the Supreme Court in Kircher III did not hold, or even suggest, that a state court was prohibited (by Section 1447(d) or otherwise) from revisiting a prior remand order. To the contrary, the Court reached precisely the *opposite* conclusion, holding that following a remand, a state court would be "perfectly free to reject the remanding court's reasoning...." Kircher III, 126 S. Ct. at 2157. The Court's observation that a state court "cannot review the decision to remand in an appellate way" was in no way cast as a limitation imposed by operation of Section 1447(d), but rather was merely a recognition of the indisputable fact that a trial court -- whether state or federal -- does not sit as a court of appeals. "While the state court cannot review the decision to remand in an appellate way, it is perfectly free to reject the remanding court's reasoning...." Id.

If, as plaintiffs argue, a district court's authority to revisit a prior remand order on re-removal is coextensive with the authority of a state court following a remand, the district court's

2 Moreover, defendants' removal would satisfy plaintiffs' argument that re-removal is permitted only where "fresh grounds" exist because the removal here was based on the Supreme Court's decision in Dabit, which is "a new and definitive source, the intervening order of the highest court in the land." Doe v. American Red Cross, 14 F. 3d 196, 200 (3d Cir. 1993).

authority is broad indeed, since it would be "perfectly free to reject the remanding court's reasoning...." The only limitation on that freedom is the doctrine of law of the case, and that doctrine has no application where, as here, a change in controlling law warrants a different result. EEOC v. Sears, Roebuck & Co., 417 F.3d 789, 796 (7th Cir. 2005).

Dated: April 5, 2007

Respectfully submitted,

ARTISAN PARTNERS LIMITED PARTNERSHIP, defendant

By: /s/ Gary A. Meadows
One of its attorneys

Gordon R. Broom - #00308447
Gary A. Meadows
Troy A. Bozarth - #06236748
Hepler, Broom, MacDonald, Hebrank, True & Noce, LLP
103 West Vandalia Street, Suite 300
Edwardsville, Illinois 62025
(618) 656-0184

John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
(312) 372-1121

Attorneys for Artisan Partners Limited Partnership

ARTISAN FUNDS, INC., defendant

By: /s/ Richard K. Hunsaker with consent
One of its attorneys

Robert H. Shultz, Jr. - #03122739
Richard K. Hunsaker - #06192867
Heyl, Royster, Voelker & Allen
100 W. Vandalia Street, Suite 100
Edwardsville, Illinois 62026
(618) 656-4646

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, D.C. 20005
(202) 508-4600

Attorneys for Artisan Funds, Inc.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., AIM INTERNATIONAL FUNDS, INC., and A I M ADVISORS, INC., defendants

By: /s/ Daniel A. Pollack with consent
One of their attorneys

Frank N. Gundlach
Lisa M. Wood
Armstrong Teasdale LLP
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102
(314) 621-5070

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
New York, New York 10036
(212) 575-4700

Attorneys for Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc., AIM International Funds, Inc. and A I M Advisors, Inc.

CERTIFICATE OF SERVICE

The undersigned, an attorney, states that he electronically filed the foregoing **Reply In Support of Citation of Supplemental Authority** with the Clerk of Court using the CM/ECF system, which will send notification of such filing(s) to the following:

Richard K. Hunsaker	rhunsaker@hrva.com, edwecf@hrva.com
Martin I. Kaminsky	mikaminsky@pollacklawfirm.com
Robert L. King	robertlking@charter.net
Edward T. McDermott	etmcdermott@pollacklawfirm.com
Gary A. Meadows	gam@ilmolaw.com, tmf@ilmolaw.com, docket@ilmolaw.com, alf@ilmolaw.com, par@ilmolaw.com
Daniel A. Pollack	dapollack@pollacklawfirm.com
Stephen M. Tillery	stillery@koreintillery.com
Lisa M. Wood	lwood@armstrongteasdale.com
Anthony Zaccaria	azaccaria@pollacklawfirm.com
George A. Zelcs	gzelcs@koreintillery.com, JWitteried@koreintillery.com

I also certify that on April 5, 2007, I mailed by United States Postal Service the same document to the following non-registered participants:

Eugene Y. Barash
Korein Tillery
505 N. 7th, Suite 3600
St. Louis, Missouri 63101

/s/ Gary A. Meadows
Attorney


AIM
INVESTMENTS

PO Box 4739
Houston, TX 77210-4739
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
www.aiminvestments.com

A I M Investment Services, Inc.


SEC MAIL
RECEIVED
PROCESSING
APR 16 2007
WASH. D.C.
186
SECTION

April 9, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Reply Brief for Plaintiffs-Appellants** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-040907SEC.doc
040907 (1) vtn

SAW 37

06-2003(L), 06-2175, 06-2176, 06-2177

United States Court of Appeals

for the

Fourth Circuit

In Re: MUTUAL FUNDS INVESTMENT LITIGATION

CRAIG WANGBERGER,
on behalf of himself and all others similarly situated,

Plaintiff-Appellant,

– v. –

JANUS CAPITAL GROUP, INCORPORATED and
PLAN ADVISORY COMMITEE,

Defendants-Appellees.

ON APPEAL FROM THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND AT BALTIMORE

REPLY BRIEF FOR PLAINTIFFS-APPELLANTS

SAMUEL K. ROSEN
WECHSLER HARWOOD LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400

Attorneys for Plaintiffs-Appellants

TABLE OF CONTENTS

TABLE OF AUTHORITIES

STATUTES

SUMMARY OF ARGUMENT

Although Defendants' persistently mischaracterize the Named Plaintiffs as former participants in their relevant Plans[1], they remain participants, albeit former employees. Because they have claims to their full benefits due, but did not receive because of Defendants' alleged fiduciary breaches before they took lump-sum distributions, the Named Plaintiffs have colorable claims to vested benefits. *See Firestone Tire & Rubber Co. v. Bruch*, 489 U.S. 101, 117 (1989). Accordingly, the Named Plaintiffs are"participants" and have standing to pursue claims for relief under ERISA Section 502(a)(2). Indeed, in exhorting their mischaracterization, Defendants go so far as to misquote *In re Mut. Funds Inv. Litig.*, 403 F. Supp. 2d 434 (D. Md. 2005) ("*Strong*"), claiming the court there referred to the plaintiff as a "former participant[ ]." (Defendants' Brief at 5.) In that decision, however, Judge Blake specifically referred to the cashed-out plaintiff as still a "participant" in his plan. Hence, he had standing. (*Strong*, 403 F. Supp. at 450.)

The Named Plaintiffs are not asking this Court to re-write ERISA but rather to affirm its prior decision in *Smith v. Sydnor*, 184 F.3d 356 (4th Cir. 1999) and the well-reasoned decisions in other Circuits, and find the Named Plaintiffs' have standing, the proper interpretation of ERISA's relevant provisions. Defendants,

---

[1] This brief adopts all the definitional terms employed in the Named Plaintiffs' Opening Brief.

meanwhile, advance the district court's errant, and revised, conclusion that the Named Plaintiffs do not have a colorable claim to vested benefits, relying on several wrongly decided district court opinions outside this Circuit, leading it to the erroneous conclusion that "[a]lthough I believe the question is a close one, I have concluded that these [cited] decisions are correct and that I erred in denying the motions to dismiss." *Calderon*, *Corbett*, and *Walker*.[2] (J.A. 432.)

What is most puzzling is how several courts, including the court below, have interpreted ERISA standing so myopically and without regard for the very anti-ERISA consequences, such that: claims seeking restitution for deficient benefits due to fiduciary misconduct are dubbed damage claims for which no remedy exists; standing can be defeated (and liability avoided) simply by fiduciaries terminating plans; current plan participants are entitled to greater than their proportional share of recovered loss due to inequitable and disproportionate allocation; and standing will only extend to those plan participants willing to risk further loss by maintaining plan accounts under plan fiduciaries who have already breached their trust. According to Defendants' erroneous view of the law, even if such unfortunate consequences come to pass, this is precisely what Congress and the federal courts intended.

---

[2] The *Walker* appeal has been dismissed. By Stipulation dated February 13, 2007, the parties to *Walker* agreed to a voluntary dismissal of their constituent action in this consolidated appeal.

In the end, Defendants do little more than hide behind the same flawed reasoning of the line of decisions followed by the court below. The district court and Defendants ignore the cogent reasoning of the Second Circuit in *Coan v. Kaufman*, 457 F.3d 250 (2d Cir. 2006). There, the court recognized that Article III standing "ordinarily should be determined before reaching the merits." *Id.* at 256. By then analyzing the issue of ERISA standing, the court clearly implied Article III standing and decided the case on the merits. Though that court ultimately denied ERISA statutory standing, it based its decision on the distinction between a person's status as a participant in a "defined benefits" plan (as in *Coan*) and a "defined contribution" plan (the Plans herein issue). While not deciding the issue, the Second Circuit's distinction would render the Named Plaintiffs' claims, based on defined contribution plans, to be for benefits, thus qualifying the Named Plaintiffs as participants and thus finding they have standing. *Id.*

At least one district court has adopted that court's reasoning and found that a former employee who took a "lump sum distribution of a *defined contribution* account balance [that] would have been greater absent the defendants' breach of fiduciary duty" has a colorable claim to vested benefits as a participant under ERISA. *In re Polaroid ERISA Litig.*, No. 03 CN 8335 WHP, 2006 WL 2792202, at *4 (S.D.N.Y. Sept. 29, 2006) (quoting *Coan*, 457 F.3d at 255-56) (emphasis added). The Supreme Court also provided guidance in *Hughes Aircraft Co. v. Jacobson*, 525 U.S.

432, 439-41 (1999) (relied on by *Coan*, 457 F.3d at 256 n.2), by deciding the distinction between defined benefit plans and defined contribution plans is critical to understanding whether a claim is for vested benefits. Plaintiffs submit that when more courts give thoughtful consideration to the issue, they will conclude that a defined contribution plan participant receiving a deficient benefit pay-out due to fiduciary misconduct would likely be redressed by a favorable decision and has a colorable claim to vested benefits. Thus, the Named Plaintiffs have both ERISA and Article III standing to pursue claims under Section 502(a)(2).

ARGUMENT

I. PLAINTIFFS SEEK VESTED BENEFITS UNDER DEFINED CONTRIBUTION PLANS AND THEREFORE HAVE STANDING AS PLAN PARTICIPANTS

The crux of Defendants' argument is that the Named Plaintiffs lack standing because their suits are for damages, not vested benefits. (Defendants' Brief at 21 *et seq*). The basis of that argument is twofold: (a) when the Named Plaintiffs withdrew the balance of their Plan accounts, they received the sum total due and thus have no claim to additional vested benefits (*Id.* at 23); and (b) this Court's decision in *Stanton v. Gulf Oil Corp.*, 792 F.2d 432 (4th Cir. 1986), decided thirteen years before *Smith* and wholly distinguishable on its facts, trumps the *Smith* decision and nullifies Judge Blake's decision in *Strong*. (*Id.* at 36.)

A. Plaintiffs Seek Vested Benefits

The Named Plaintiffs have a colorable claim to vested benefits despite withdrawing their Plan accounts prior to suit. Defendants neither contest that the Named Plaintiffs were Plan participants during the time of the alleged fiduciary breaches nor that they closed their Plan accounts when those accounts were allegedly diminished by fiduciary breaches. The Named Plaintiffs allege that, upon pay-out, as a result of the alleged misconduct, they did not receive the full amount of benefits to which they were entitled. If the Named Plaintiffs prevail, each "would be eligible to receive a benefit," *i.e.*, the remainder of what was owed and should have been paid upon receipt of their lump sum distributions. *See Sommers Drug Stores Co. Employee Profit Sharing Trust v. Corrigan* ("*Sommers II*"), 883 F.2d 345, 349-50 (5th Cir. 1989).

By their actions, the Named Plaintiffs pursue their unpaid benefits by seeking recovery of Plan-suffered losses. *See In re Schering-Plough Corp. ERISA Litig.*, 420 F.3d 231, 241 (3d Cir. 2005). Once recovered, those losses will be allocated to Plan participants' accounts, including the Named Plaintiffs, as benefits. Only then will the Named Plaintiffs receive in full the benefits to which they are entitled.

Defendants' reliance on this Court's opinions in *LaRue v. DeWolff, Boberg & Assocs.*, 450 F.3d 570 (4th Cir. 2006) ("*LaRue I*") is wholly misplaced. In *LaRue*, the plaintiff based his ERISA action on his employer's alleged failure to follow his directions to make changes in the investments in his personal plan amount. *LaRue I, supra*; *LaRue & DeWolff, Boberg & Assocs., Inc.*, 458 F.3d 359 (4th Cir. 2006) ("*LaRue II*") ("Both *LaRue* decisions drew sharp distinctions, ignored completely by Defendants, between a plaintiff seeking plan-wide relief, and one seeking individual relief, the latter of which caused *LaRue*'s dismissal. Thus, in *LaRue I*, 450 F.3d at 573, this Court specifically stated:

> Recovery under [§ 502(a)(2)] must inure[ ] to the benefit of the plan *as a whole*, not to particular persons with rights under the plan. (Emphasis in original) (citations omitted).

This Court found it "difficult to characterize the remedy plaintiff seeks as anything other than personal" because he desired money to be paid into his specific plan account, "an instrument that exists specifically for his benefit." *Id.* at 574.

The *LaRue I* court then differentiated *LaRue* from valid actions under § 502(a)(2) "in which an individual plaintiff sues on behalf of the plan itself or on behalf of similarly situated participants. .... (Citations omitted.) In such a case, the 'remedy will undoubtedly benefit [the plaintiff] and other participants in the [p]lan,' but 'it does not *solely* benefit the individual participants.'" *Id.* (citing *Smith v. Sydnor*, 184 F.3d at 363) (emphasis in original), (other citations omitted).

Similarly in *LaRue II*, this Court, *en banc*, held:

> As the Supreme Court has explained: "[T]he entire text of 409 persuades us that Congress did not intend that section to authorize any relief *except for the plan itself.*" *Mass. Mutual Life Ins. Co. v. Russell*, 473 U.S. 134, 144, 105 S. Ct. 3085, 87 L.Ed.2d 96 (1985), . . . it had only to say so. Instead, the text emphasizes the precise nature of the remedy provided by Congress: a remedy restricted to plan losses. (Emphasis added.)

Id. at 362.

Unlike the *LaRue* complaint, the Named Plaintiff in each constituent action here seeks relief for his or her respective plan, not individual relief. Thus, each Complaint seeks in its respective prayer for relief, the following:

Corbett	-	"An Order compelling the defendants to make good to *the Plan all losses to the Plan. ...*" J.A.-36 (emphasis added).
Calderon	-	"An Order compelling the defendants to make good to *the Plan all losses to the Plan. . ..*" J.A.-112 (emphasis added).
Wangberg	-	"An Order compelling the defendants to make good to *the Plan all losses to the Plan. ...*" J.A.-283.

The *LaRue* action was dismissed because the plaintiff there did not seek plan-wide relief; each Named Plaintiff specifically seeks plan-wide relief. Those decisions, therefore, has no bearing on this appeal. The question then becomes not why, as defendants wonder, the Named Plaintiffs "conspicuously" omit references to *LaRue I* and *II* from their brief (Defendants' Brief at 20), but why, given their utter inapplicability to this appeal, defendants cite those decisions so often in their Table of Authorities that *LaRue I's* reference pages are listed as "*passim*"? Perhaps it indicates a desire to conflate actions seeking individual and plan-wide relief, a conflation impermissible under the *LaRue* holdings. In any event, to the extent they are in any way applicable to this appeal, they support the Named Plaintiffs' standing to seek plan-wide, as distinct from individual, relief.

Defendants' extensive reliance on *Stanton* reads far too much into that decision whose underlying facts belie its relevance to these actions. *Stanton* did not have a colorable claim to benefits because the subject change in his plan occurred *after* he left his employment. Indeed, the new program on which his action was based would not even have covered him when first introduced even had he stayed with his employer. *Stanton*, 792 F.2d at 433-34. Under no circumstances could *Stanton* have received the benefits for which he sued. And, *Stanton* sought only individual, not plan-wide, relief.

Far different are the actions on which this appeal is based. The benefits sought are based on colorable claims arising from alleged misconduct while the Named Plaintiffs were employed, leading to diminished payments from their individual accounts when they were cashed-out of those accounts. In addition, the Named Plaintiffs here seek plan-wide relief instead of the individual relief sought in *Stanton*.

Far closer to the mark is this Court's *Smith* decision, decided 13 years after *Stanton*, in which a unanimous three-judge panel held the plaintiff entitled to bring suit, notwithstanding receipt of a lump sum cash distribution prior to its commencement. After finding relief would inure directly to the plan, the panel found that, "[a]lthough this remedy will undoubtedly benefit *Smith* and other participants in the Plan, it does not solely benefit the individual participants." 184 F.3d at 363. Neither would the relief sought here solely benefit the Named Plaintiffs.

As Judge Blake recognized, "the implication of the [*Smith*] court's unequivocal language is that plan-wide relief will benefit a former employee who no longer has assets in the retirement plan." *Strong*, 403 F. Supp. 2d at 444. Judge Blake emphasized that analysis by finding "it would be impossible for the Plaintiffs here to receive any money to which they might be entitled without having that relief first inure to the plan." *Id.* (citation omitted).

In the current tension that exists in the myriad of conflicting cases cited by the parties herein, the Named Plaintiffs respectfully submit that this Court's decision in *Smith* has the better of the argument.

In short, Section 502(a)(2) authorizes a participant, beneficiary, fiduciary, or the Secretary of Labor to bring an action against a plan fiduciary for breach of its duties under ERISA. This provision reflects a concern that remedies should protect the entire plan, rather than the rights of an individual. *In re Schering-Plough*, 420 F.3d at 240 (citing *Mass. Mut. Life Ins. Co. v. Russell*, 473 U.S. 134, 142-44 (1985)). The Named Plaintiffs are not required to prove they have a present right to vested benefits to have standing; they need only show that they have a *colorable* claim to those benefits. *Firestone*, 489 U.S. at 117-18. The Named Plaintiffs will have their right to vested benefits once the Plans recover the losses suffered due to Defendants' fiduciary breaches. Therefore, they have standing to pursue their claims under Section 502(a)(2).

B. The Plans Are Defined As Contribution Plans

The nature of the Plans as defined contribution plans also supports Plaintiffs' contention that they are seeking vested benefits. Indeed, the purpose of the corpus and income of the Plans was to provide benefits to participants and their beneficiaries. ERISA Section 3(34), 29 U.S.C. § 1002(34). Plan participants become vested over time in their individual accounts. As such, any losses suffered by the Plans decrease the amount of benefits ultimately payable to each participant. Likewise, any gains in Plan assets through the recovery of prior losses would return the corpus of the Plan to the correct amount and, in turn, restore the amount of payable benefits to their correct levels.

Defendants argue that because the Named Plaintiffs withdrew the balance of their accounts, they received all benefits to which they were entitled. This presupposes, however, that Plaintiffs' benefits were properly valued, and not diminished as a result of fiduciary breaches prior, to payout. *See Richards v. Fleet Boston Fin. Corp.*, 235 F.R.D. 165, 176 (D. Conn. 2006) (participants included those who had liquidated their plan accounts but sought benefits to which they would have been entitled)(citing *Gray v. Briggs*, No. 97 civ. 6252 (DLC), 1998 WL 386177 (S.D.N.Y. July 7, 1998)). But, the withdrawal of an amount allocated to an individual participant's account does not establish that the participant withdrew all of the benefits due, merely the balance reported by the Plan administrators. *Id.*; *cf. Yancy v. Am. Petrofina, Inc.*, 768 F.2d 707, 708-09 (5th Cir. 1985) (since plaintiff admitted his lump sum payout was the full amount due under the terms of the plan, he could not be seeking benefits).

The Named Plaintiffs, therefore, maintain their rights to the amounts by which their benefits were reduced as a result of Defendants' breaches. Once recovered by the Plan, those funds can neither remain the property of the Plan nor can they be fairly allocated to other plan accounts. *See Hughes*, 525 U.S. at 439-41 (plan distributes any asset surplus to plan accounts). Consequently, a *pro-rata* portion of the recovery must be paid to the Named Plaintiffs as heretofore unpaid benefits.[3]

Despite Defendants' flippant dismissal of any relevant distinction between defined contribution plans and defined benefit plans for the purpose of determining whether one leaves open the potential for additional vested benefits to former participants, the Supreme Court has drawn such a distinction. In *Hughes*, 525 U.S. at 439-41, a decision relied on by the court in *Coan*, 457 F.3d at 256 n.2, the Supreme Court explained that participants in defined benefit plans, in contrast to participants in defined contribution plans, have no entitlement to a plan's surplus assets:

> To understand why respondents have no interest in the Plan's surplus, it is essential to recognize the difference between defined contribution plans and defined benefit plans, such as Hughes'. A defined contribution plan is one where employees and employers may contribute to the plan, and " 'the employer's contribution is fixed and the employee receives whatever level of benefits the amount contributed on his behalf will provide.' " A defined contribution plan "provides for an individual account for each participant and for benefits based solely upon the amount contributed to the participant's account." "[U]nder such plans, by definition, there can never be an insufficiency of funds in the plan to cover promised benefits," since *each beneficiary is entitled to whatever assets are dedicated to his individual account.*
>
> A defined benefit plan, on the other hand, consists of a general pool of assets rather than individual dedicated accounts. Such a plan, "as its name implies, is one where the employee, upon retirement, is

[3] See 19-20 below. It is the rankest of speculation to assume that a *pro rata* amount of such funds would not be allocated to the Named Plaintiffs.

entitled to a fixed periodic payment." ... [i]f the defined benefit plan is overfunded, the employer may reduce or suspend his contributions.

> The structure of a defined benefit plan reflects the risk borne by the employer. Given the employer's obligation to make up any shortfall, *no plan member has a claim to any particular asset that composes a part of the plan's general asset pool.* Instead, members have a right to a certain defined level of benefits, known as "accrued benefits." ... [m]embers generally have a nonforfeitable right only to their "accrued benefit," so that a plan's actual investment experience does not affect their statutory entitlement. *Since a decline in the value of a plan's assets does not alter accrued benefits, members similarly have no entitlement to share in a plan's surplus-even if it is partially attributable to the investment growth of their contributions.*

(Emphasis added; internal citations omitted).

Although the *Hughes* decision does not discuss participant standing, it does illustrate the manifest differences between the two plan types vis-à-vis vested benefits and why it is imperative for courts to consider these differences when analyzing standing. As argued previously, since a participant in a defined benefit plan has no entitlement to share in a plan's surplus, it is inappropriate to rely on authority such as *Kuntz v. Reese*, 785 F.2d 1410 (9th Cir. 1986) when determining whether a participant in a defined contribution plan has a colorable claim to vested benefits. *Coan* takes the concept to the next level by recognizing the relevance of the distinction to the standing analysis.

For this reason, Defendants underestimate the influence of *Coan* by dismissing it as "simply" assuming the plaintiff was a participant (Defendants' Brief at 41). Indeed, at least one district court has already found *Coan*'s analysis compelling and adopted its reasoning. In *Polaroid*, the district court found that former employees have standing to sue as plan "participants" under § 1132(a)(2), despite termination of their plan accounts, holding, *inter alia*:

> [a] claim that a lump sum distribution of a defined contribution account balance would have been greater absent the defendants' breach of fiduciary duty is "[a]rguably ... [a claim] for benefits - which, if colorable, means that she may become eligible for benefits and thus qualif[y] as a participant under ERISA." ... Plaintiffs do not allege that they would still be Plan participants but for defendants' misconduct [rather] ... *that the distributions they received under a defined contribution* plan were reduced because of defendants' breaches of fiduciary duty and that the defendants engaged in numerous misrepresentations and non-disclosures prior to the liquidation of their accounts.

2006 WL 2792202, at *4 (emphasis added).[4]

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[4] In addition, while not referring to the different plan types specifically, the district court in *Loren v. Blue Cross & Blue Shield*, No. 05-74908, 2006 WL 2228978, at *5 (E.D. Mich. Aug. 3, 2006) recognized the distinction for purposes of standing. *Loren* held that a former participant in a defined benefit plan (*i.e.*, medical insurance) had no claim to damages that inured to the Plan and distinguished the matter from cases like *Rankin v. Rots*, 220 F.R.D. 511 (E.D. Mich. 2004), where the claimants were former participants in defined contribution plans (*i.e.*, 401(k) plans) where damages would flow as vested benefits to the plan participants.

Defendants' proffer *Vaughn v. Bay Envtl. Mgmt. Inc.*, No. C 03-5725 MJJ, 2005 WL 2373718 (N.D. Cal. Sept. 26, 2005), to argue that the distinction drawn between plan types in *Coan* and *Polaroid* is irrelevant. (Defendants' Brief at 36). Although *Vaughn* does indeed state that "neither *Kuntz*, nor any other subsequent Ninth Circuit case, has distinguished between 'defined benefits' and 'defined contribution' plans in determining standing issues under ERISA," this is precisely what is wrong with the court's analysis. 2006 WL 2373718, at *3. Just like every other decision where the court fails to comprehend the distinction, *Vaughn* relies on *Kuntz*, a case concerning a defined benefit plan, to reach its conclusion. *Vaughn* neither addresses *Coan* or *Hughes* nor undertakes any analysis into the distinctions between the two disparate plan types. Accordingly, *Vaughn* provides no guidance on this issue.[5]

In short, Section 502(a)(2) authorizes a participant, beneficiary, fiduciary, or the Secretary of Labor to bring an action against a plan fiduciary for breach of its duties under ERISA. This provision reflects a concern that remedies should protect

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[5] *Vaughn* does, however, belie Defendants' argument that involuntary termination of a plan does not deprive a participant of standing. (Defendants' Brief at 40). In *Vaughn*, that is exactly what happened and why the court, absent consideration of the plan type, determined the plaintiffs were not participants. As more fully explained in the policy discussion below, a sponsor's act of terminating a plan does not, in and of itself, give rise to a claim for breach of fiduciary duty. *Hozier v. Midwest Fasteners, Inc.*, 908 F.2d 1155, 1161-62 (3d Cir. 1990).

the entire plan, rather than with the rights of an individual. *In re Schering-Plough*, 420 F.3d at 240 (citing *Mass. Mut. Life Ins. Co. v. Russell*, 473 U.S. 134, 142-44 (1985)). The Named Plaintiffs are not required to prove they have a present right to vested benefits to have standing; they need only show that they have a *colorable* claim to those benefits. *Firestone*, 489 U.S. at 117-18. The Named Plaintiffs will have their right to vested benefits once the Plans recover the losses suffered due to Defendants' fiduciary breaches. Therefore, they have standing to pursue their claims under Section 502(a)(2).

C. Plan Losses Are Ascertainable Sums

Relying on *Sommers*, Defendants argue the Named Plaintiffs do not seek an "'ascertainable' additional benefit payment" and that standing should be denied on that basis alone. (Defendants' Brief at 22-23, fn 5.) However, they base their argument on the incorrect assumption that the loss sought by the plaintiff in *Sommers* was an ascertainable, certain, readily identifiable figure. 883 F.2d at 350. However, the standard set forth in *Sommers II* is not a "fixed amount" (Defendants' Brief at 24), but rather one that could be calculated. *Id.*

In *Sommers II*, the plaintiffs claimed that "the amount received was not the full amount of vested benefits ... because the amount received for the shares was less than fair market value." *Id. at 349-50.* Notably, there was no mention in the decision of what the fair market value was, and in fact, the determination of the fair market value of the stock at issue was a hotly contested issue at trial and the subject of considerable litigation.[6]

Defendants further argue that the sum Plaintiffs seek is highly speculative. This argument too is unavailing. Despite the seemingly straightforward *Sommers* guideline (*i.e.*, claims akin to a miscalculation of benefits are for benefits whereas claims for an unascertainable amount are for damages), the valuation actually borne out in the *Sommers I* trial illustrates that a calculation of benefits is anything but certain. 793 F.2d at 1460-62 (valuation subject to a number of variables, including company's net worth, prospective earning power, capacity to pay dividends, value of "good will," economic outlook, comparison to value of peers, etc.). Nonetheless, despite the considerable number of variables that can go into determining market value, the court found the *Sommers II* plaintiffs had standing because "the difference between the price the [plaintiffs] received for their shares and the fair market value of those shares at the time they were sold" was an ascertainable amount. 883 F.2d at 350.

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[6] *See Sommers Drug Stores Co. Employee Profit Sharing Trust v. Corrigan*, 793 F.2d 1456, 1460-62 (5th Cir. 1986)*("Sommers I")*(stating that "[d]etermining fair market value for the stock of a closely held company can be difficult").

The diminution of the value of the Named Plaintiffs' benefits in their accounts is ascertainable and figures have been used to support valuations in other, related, mutual fund actions. Thus, the amount of losses incurred by the Plans, and by extension, the proportional allocation to which the Named Plaintiffs are entitled, is an ascertainable amount.

Standing should not be denied simply because the calculation of plan losses may involve the consideration of more than one relevant factor or because the sum lost is not a sum certain or the product of an objective calculation. Indeed, if this were the standard contemplated by the *Sommers* action, that case would have turned out differently. Even more dramatic would be the result if a current employee transferred his account from, say, his company's stock, to an indexed mutual fund, for example. If the plan fiduciaries were alleged to have breached duties in investing in their company's stock, Defendants' argument would lead to the absurd conclusion that a *current employee* lacked standing to bring suit for such breaches.

II. PLAINTIFFS HAVE ARTICLE III STANDING

If the Named Plaintiffs are successful, it is at least likely their losses will be redressed. To take seriously defendants' contention that the redressability component of the constitutional standing inquiry is not satisfied, one need make an inordinate number of speculative leaps.

The first, and most serious leap, is that this Court, in *Smith*, was unaware of Article III's standing requirements and decided the plaintiff had standing in that case even though lacking redress. Again logic, as well as Judge Blake, inform us that this Court must have found Article III standing. As Judge Blake stated in *Strong*, although it was unclear exactly how the plan "relief would redress Smith's injury, the implication of the court's unequivocal language is that plan-wide relief will benefit a former employee who no longer has assets in the retired plan." 403 F. Supp. 2d at 444.

The second leap is to assume that Judge Motz ignored Article III standing and chose to deal with ERISA standing instead. Such an omission by Judge Motz is antithetical to Supreme Court mandate. As the Second Circuit stated in *Coan*, citing *Steel Co. v. Citizens for a Better Env't.*, 523 U.S. 83, 94-95 (1998):

> Unlike Article III standing, which ordinarily should be determined before reaching the merits . . . statutory standing may be assumed for the purposes of deciding whether the plaintiff otherwise has a viable cause of action...

457 F.3d at 256.

Article III standing, as defendants concede, is so fundamental that a court has an obligation to inquire into it even if not raised by the parties. Defendants' Brief at 54, fn. 13. Just as this Court in *Smith* did not see Article III standing as an issue, neither did the court below. It is not, as Judge Blake recognized, an issue preventing prosecution of these actions.

Indeed, the only decision cited by Defendants that held lack of Article III standing is *Dickerson v. Feldman*, 426 F. Supp. 2d 130 2d (S.D.N.Y. 2006). There, the court found constitutional standing lacking because it "would be powerless to craft a remedy in which [the plaintiff], a non-participant in the Plan, would have any stake." *Id.* at 136. *Dickerson* is based on a remarkable view of judicial impotence, a belief that a court cannot craft a proper remedy. In short, Defendants argue (Defendants' Brief at 55), a successful lawsuit would not necessarily lead to payment of a benefit to the cashed-out Plaintiff. These beliefs are the final leaps Defendants would have this Court make, both a limitation on a district court's ability to craft a remedy and the wholly speculative, and counter-intuitive argument, that if the Named Plaintiffs were successful, the Plans' fiduciaries, having lost that case, would then use the amount received in the litigation for purposes other than assuring payment of proper benefits to the Named Plaintiffs. It is at least "likely," if not certain, that the losing fiduciaries would make certain to redress to the victorious Named Plaintiffs.

District courts in many recent decisions have found standing for cashed-out former employees who were actively invested in defined contribution plans when the alleged fiduciary breach has occurred. Those decisions do far greater justice to

ERISA's plain language and Supreme Court precedent than those denying standing. *See*, most recently, *Brieger v. Tellabs, Inc.*, ___ F. Supp. 2d ___, No. 06 C 1882, 2007 WL 458043 (N.D. Ill. Feb. 13, 2007). In that decision, the court held the plaintiffs had standing, even though they had cashed-out of their plan and signed general releases. The *Tellabs* court relied on *Firestone* and the Seventh Circuit's decision in *Panaras v. Liquid Carbonic Indus. Corp.*, 74 F.3d 786 (7th Cir. 1996) that noted "[t]he requirement of a colorable claim is not a stringent one." *Id.* at 791. *Tellabs* held "[b]ecause the plaintiffs have at least an arguable claim for benefits under Seventh Circuit precedent they have standing to sue under ERISA." *Id.* at *8.

Other recent decisions are in accord. *See*, *In re Polaroid ERISA Litig.*, 2006 WL 2792202 , at *4 (holding former employees had standing as participants when alleging diminished distributions due to fiduciary breaches); *Smith v. Aon Corp.*, ___ F.R.D. ___, No. 04 C 6875, 2006 WL 3490435, at *5 (N.D. Ill. Nov. 29, 2006) (holding standing denial to cashed-out plan members alleging fiduciary breaches "contrary to the interest of ERISA"); *In re Williams Cos. ERISA Litig.*, 231 F.R.D. 416, 422-23 (N.D. Okla. 2005) (holding former employees have colorable claims to vested benefits when claiming diminished payments from defined contribution plan due to alleged fiduciary breaches).

Other than *Dickerson*, whose flawed reasoning was rejected by the Second Circuit less than four months later in *Coan*, Defendants have proffered no cases, nor have the Named Plaintiffs found any, finding absence of Article III standing by a former employee no longer an active plan participant. No court in this Circuit has found constitutional standing absent in a similar action. The Court below did not. Nor did the *Strong* court. And, most significantly, this Court did not in *Smith*.

The Named Plaintiffs are not asking this Court to expand the definition of "participant"[7] beyond that which is expressed by ERISA and by this and other courts that have faced similar issues. Nor are the Named Plaintiffs arguing for a change in the law or an expansion of federal jurisdiction with respect to "participant" standing. Instead, they only seek the Court's reasoned interpretation of ERISA, taking into account all relevant statutory provisions, legislative history, and case law evincing the same thoughtful and thorough approach.[8] Based on this Court's prior

[7] Defendants' contention that a Department of Labor regulation excludes from the definition of participant an individual who "received from the plan a lump sum distribution . . . which represents the balance of his or her credit under the plan." 29 C.F.R. § 2510.3-3(d)(2)(ii)(b) (Defendants' Brief at 26), misreads the regulation. None of the Named Plaintiffs has received his or her "balance" from the respective Plan because the full balance awaits computation of the benefits not received as a result of the fiduciary breaches. Because they have not received the "balance," the Named Plaintiffs remain participants.

[8] *See Richards*, 235 F.R.D. at 175:

"Where ... the plaintiffs allege that the distributions they received were interpretations of ERISA, a determination that the Named Plaintiffs have standing would fall well within those bounds.

III. DEFENDANTS' OTHER ARGUMENTS ARE UNAVAILING

Defendants challenge the Named Plaintiffs' policy considerations arguing either they are unrealistic or, even if correct, Congress and the courts have duly considered and rejected them. Defendants' arguments are baseless.

A. Participants Would Be Required To Assume the Risk of Maintaining Plan Accounts Under Those Who Have Breached Their Trust in Order to Maintain Standing

Defendants discount the argument that participants would be forced to maintain plan accounts and risky investments to maintain standing throughout a litigation. (Defendants' Brief at 50). Defendants assert employee could not be compelled to close their accounts (unless less than $5,000). *Id.* at 52. Instead of withdrawing the balance of their Plan accounts, Defendants assert that participants would merely have to move their assets to another investment option within the plan to mitigate their

---

> less than they were entitled to on account of the defendants' wrongful conduct during the term of the plaintiffs' employment, the plaintiff's claim is for 'vested benefits'" *"It would defeat the purposes of ERISA to deny standing in this context."*

(quoting *Gray v. Briggs*, No. 97 CIV. 6252 (DLC), 1998 WL 386177, at *4 (S.D.N.Y. July 7, 1998)(emphasis added); *Mullins v. Pfizer, Inc.*, 23 F.3d 663, 666-68 (2d Cir. 1994)).

loss. *Id.* at 51. However, merely moving assets around the Plan fails to address the problem that the plan fiduciaries have breached their duties. In fact, moving assets within the plan would require plan participants to demonstrate continued faith in fiduciaries already alleged to have breached their trust. Public policy does not require plan participants to retain trust in those they believe caused and continue to cause them harm by breaching that trust.

Under Defendants' theory, participant victims of those same breaches of fiduciary duty withdrawing their plan account balances, simply should not have access to federal courts to recover those losses and obtain their benefits. By the same token, employees changing jobs and seeking to roll over their ERISA retirement accounts would have to consider whether any fiduciary duties owed to them were breached *before* rolling their account over. If they make the wrong decision, Defendants would have them lose their rights to ever regain their lost benefits. That analysis defeats the portable design of defined contribution plans. Standing is not based on a participant's continued, formal relationship with an ERISA plan; rather, it is based on a colorable claim to vested benefits from that plan. The Named Plaintiffs have such claims because their benefits paid to them were reduced due to the Defendants' breaches of their fiduciary duties.

B. Since ERISA Actions Are *Not* Derivative Actions, Inequitable Allocation of Plan Recoveries Would Result

Finally, Defendants-Appellees suggest that because ERISA actions are like derivative actions, where the plaintiff must continue to hold shares in order to maintain standing, there is no unfairness is rejecting the standing of a former plan participants. This argument manifests a complete misunderstanding of the law.

> Although this suit may be characterized as "derivative" in the broad sense, it clearly does not fall within the terms of Rule 23.1. That rule applies only to derivative actions "brought by one or more shareholders or members to enforce a right of a corporation or of an unincorporated association." ... *Plaintiffs here are not suing as "shareholders" or "members" to enforce the right of any "corporation" or "unincorporated association." Rather, they are suing as plan beneficiaries to enforce the right of the plan against its fiduciaries.* When a trust beneficiary brings a derivative suit on behalf of a trust, "the specific provisions of Rule 23.1 are not controlling.

Kayes v. Pac. Lumber Co., 51 F.3d 1449, 1462-63 (9th Cir. 1995) (quoting Charles A. Wright, *Law of Fed. Courts* § 73, at 525 (5th ed. 1994)); *see also Coan*, 457 F.3d at 258-59 ("Because ERISA plans cannot bring suit against fiduciaries on the plans' own behalf under Section 502, the lawsuits of individual participants are not derivative either.").

Unlike a derivative action where the benefit is to the Company, here the recovery would go to first the Plan and then be allocated to Plan participants, both present and former employees. In a shareholder derivative suit, there is no suggestion that a former shareholder can, or even should, be compensated. If former employees were unable to recover their proportionate share of the loss, the surplus of assets would have to be distributed to current employees who would necessarily receive greater than their proportionate share. Accordingly, Defendants' derivative standing analogy is devoid of substance.

C. Defendants' Supporting Amicus' Policy Arguments Are Red Herrings

Defendants' supporting Amicus argues that if this Court determines former participants have standing, record keeping, notice and disclosure costs and burdens will increase substantially and companies will face uncertain liabilities and will be disinclined to offer benefit plans to their employees. (Chamber of Commerce of the United States of America Brief at 9-13). For several reasons, these arguments fail. First, regardless of whether a particular claimant is granted participant status, it will not alter the obligations of plan sponsors. Indeed, the legal analysis is solely for the purpose of determining standing, (*see Horn v. Cendant Operations, Inc.*, 69 Fed. Appx. 421, 426 (10th Cir. 2003)), it does not alter ERISA's notice obligations in any way. For Defendants' supporting Amicus to suggest that affirmative determination on standing would somehow obligate companies to provide statutory notice and disclosure to any participant who was ever a participant is just ludicrous.

Similarly, the suggestion that companies will face greater and uncertain liabilities, indeed damage "the nation's retirement system as a whole" (Amicus Brief at 16), if more individuals are determined to be participants also makes no sense. If a plan suffers loss due to fiduciary breaches, the plan is entitled to recover its entire loss. How that recovery ultimately is allocated to plan participants will not change the amount. Defendants' Amicus further argues that a negative determination on standing will decrease the likelihood that plan fiduciaries' will be sued for their misconduct. Although this may be true, since current employees are unlikely to sue their employer and many former employees do roll over their plan accounts, this is no basis to reject standing. Indeed, granting former employees standing may assure protection of the ERISA rights of current employees loathe to sue their current employers.

CONCLUSION

Plaintiffs respectfully request that this Court reverse the decisions of the district court.

Plaintiffs request oral argument.

Dated: February 16, 2007

Respectfully submitted,

HARWOOD FEFFER LLP

By: 

Samuel K. Rosen
488 Madison Avenue, 8th Floor
New York, New York 10022
Telephone: (212) 935-7400
Facsimile: (212) 753-3630
srosen@hfesq.com

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Service List:

Maeve L. O'Connor, Esq.
Maura k. Monaghan, Esq.
Debevoise & Plimpton LLP
Attorneys for Invesco & AIM Defendants
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Gibson, Dunn & Grutcher LLP
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Hale & Dorr, LLP
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Skadden, Arps, Slate, Meagher & Flom LLP
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Bob Eccles, Esq.
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END